UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Results for January - September 2011

BBVA earns €3.14bn
in the first nine months of 2011

&#-3983; Resilient earnings: the net attributable profit of BBVA Group in the first nine months of 2011 came to €3.14 billion, which was 14% less than the same period last year due to the erratic behavior of markets in the third quarter.
Excluding net trading income, profit was down 4.8%

&#-3983; Solvency: Boosted by organic generation of capital, core capital rose to 9.1%
in September. The ability to generate capital organically resulted from a capital management model that is defined by prudence and anticipation.
Demonstrated by its high percentage of capital over tangible assets, BBVA is less leveraged than peers

&#-3983; Liquidity: BBVA´s privileged position in terms of liquidity is an advantage of growing importance in the market’s current environment of distrust. BBVA has the smallest balance sheet among big European banks, the least long-term maturities, and the highest deposit-to-asset ratio

&#-3983; Stable risk indicators: this was the seventh consecutive quarter in which the
NPA ratio was contained. In September the ratio was 4.1%, unchanged from a year earlier, and the coverage ratio was 60%. At the end of September, the cumulative risk premium improved 28 basis points to 1.10%

BBVA’s customer-centric business model and its diversified asset portfolio generated solid and recurrent earnings in high-stress environments and this is demonstrated by the gains obtained in the first nine months. The resilience of its income statement is accompanied by superior liquidity and risk indicators that have remained stable since December 2009.

All business areas contributed to earnings in the first nine months of the year.
Gross income came to €15.05 billion, down 5.7% compared to the same period in
2010 because the exceptional market situation in the third quarter resulted in a complete absence of net trading income. Excluding this impact, income fell 2.3%
in the first nine months. This is further proof of the recurrence of BBVA’s business model. About 54% of income from the business areas originated in emerging markets.

Net interest income continues to demonstrate considerable resilience. It came to
€9.68 billion in the first nine months, which was 5% lower compared to a year earlier. In the third quarter this item was €3.29 billion, 1.3% higher than the same quarter last year and 2.2% higher than the preceding quarter. The Group's investments in human resources, in infrastructure in emerging markets, and in the technology platform accounted for operating expenses of €7.30 billion. At the end of September BBVA had 110,625 employees, up 5.1% compared to the same period a year earlier. As a result operating income came to €7.75 billion. Gross lending to customers at the end of September rose 2.8% year-over-year to €353 billion, driven by the growth in emerging markets.

BBVA’s net attributable profit in the first nine months of 2011 came to €3.14 billion, down 14% compared to the same period last year due to the erratic behavior of markets in the third quarter. Excluding net trading income, profit was down 4.8%.

Customer funds are another relevant factor contributing to the bank’s strength.
As of September 30th customers’ deposits rose 10.3% to €282 billion. The increase helped to strengthen the Group's liquidity. BBVA has two advantages in this regard. Its balance sheet (€584 billion) is smaller than any in its peer group and its deposit-to-asset ratio (49% as of June) is higher than any other major European bank.

In June BBVA had already completely covered its funding needs for 2011. Moreover its funding requirements in the coming years are smaller than those of its rivals. Furthermore there are no relevant concentrations of maturities in specific periods. The lack of dependency on short-term U.S. funding for operations is another factor that distinguishes BBVA from many big European banks.

BBVA’s the core capital ratio has improved from 9% in June to 9.1% in September thanks to organic generation of capital. The ability to generate capital organically resulted from a capital management model that is defined by prudence and anticipation. Demonstrated by its high percentage of capital over tangible assets, BBVA is less leveraged than peers.

The non-performing asset ratio (NPA ratio) at the end of September stood at
4.1%, unchanged from a year earlier, and thus completing seven consecutive quarters at a contained level (4.3% in Dec. 2009). Net impairment on financial assets came to €2.89 billion in the first nine months of 2011. This was 19.9%
less than the same period last year. Moreover the Group's cumulative risk premium improved 28 basis points to 1.10% and the coverage ratio stood at 60%.

 .

In Spain BBVA gained market share in lending as well as in customer funds and the customer spread remained stable. The NPA ratio at the end of September was
4.9% (4.7% in June). The increase was mainly due to a decline in lending while balance of NPAs remained stable during the quarter. Attributable profit for the first nine months came to €1.16 billion.

In Eurasia business is buoyant in Turkey and the Asian contribution is growing.
In the year to date Eurasia generated attributable profit of €705 million (up
69% year-over-year). Thus in the first nine months of 2011 Eurasia has contributed 17.2% of the profit from all BBVA business areas.

In Mexico thriving business has boosted year-over-year growth in lending and customer funds. In constant euros, net interest income was up 6% to €2.87 billion and net attributable profit rose 2.9% to €1.27 billion. The NPA ratio in
September stood at 3.5% with the coverage ratio at 128%.

The strong growth continues in South America. The average balance of lending is up 30.8% year-over-year and customer funds on the balance sheet have risen
26.2%. Net attributable profit in the area rose 11.2% in constant euros to €754 million. The NPA ratio improved from 2.4% (end of June) to 2.3% and the coverage ratio widened from 138% to 140% in the same period.

In the United States the selective growth of business continues and risk indicators have improved. The NPA ratio improved from 4.2% (end of June) to 3.9%
and the coverage ratio increased from 67% to 69% in the same period. Net attributable profit for the first nine months in this area rose 1.5% to €218 million based on a constant exchange rate.

Lastly, in the year to date Wholesale Banking & Asset Management has demonstrated a superior resilience of its customer-focused business model.
Despite a very complex period in the markets, gross income was only slightly lower than the same period last year in constant euros, declining 2.1% to €2.08 billion. Net attributable profit came to €862 million.
The earnings of the Group’s wholesale activities are included in the corresponding geographic regions.

Contact details:
comunicacion.corporativa@grupobbva.com
+34 91 374 69 88

For more financial information about BBVA visit:
http://inversores.bbva.com/TLBB/tlbb/jsp/rie/home/index.jsp

For more BBVA news:
http://prensa.bbva.com/

    General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the
International Financial
Reporting Standards (IFRS) adopted by the European Union and in conformity with
Bank of Spain Circular 4/2004, together with the changes introduced therein.
(1) Excluding Garanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 10/26/2011	By:	Eduardo AVILA ZARAGOZA
	Name:	Eduardo AVILA ZARAGOZA
	Title:	Authorized representative

EXHIBIT INDEX

Exhibit No.	Description

1	BBVA Press Release Q3-2011 ENG